4496 STATE ROAD
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Tel: 514-566-7355

February 6, 2014

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Boreal Water Collection, Inc. (“Company”), response to Comments dated January 28, 2014 from William H. Thompson, Accounting Branch Chief, regarding our Form 8-K filed on January 24, 2014; SEC File No. 0-54776

Dear Mr. Thompson,

In response to your comments:

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully Submitted,

Boreal Water Collection, Inc.

/s/ Mrs. Francine Lavoie

Principal Executive Officer, Principal Financial Officer, Controller and Sole Member of the Board of Directors